SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - Half Year 2012 - EEV

European Embedded Value (EEV) basis results

Operating profit based on longer-term investment returnsnote (i)

Results analysis by business area

	Note	Half year 2012	Half year 2011	Full year 2011
			note (v)	note (v)
		£m	£m	£m
Asia operations
New business	2	547	465	1,076
Business in force	3	325	309	688
Long-term business		872	774	1,764
Eastspring Investments		34	43	80
Development expenses		(3)	(2)	(5)
Total		903	815	1,839
US operations
New business	2	442	458	815
Business in force	3	363	373	616
Long-term business		805	831	1,431
Broker-dealer and asset management		17	17	24
Total		822	848	1,455
UK operations
New business	2	152	146	260
Business in force	3	338	391	593
Long-term business		490	537	853
General insurance commission		17	21	40
Total UK insurance operations		507	558	893
M&G		199	199	357
Total		706	757	1,250
Other income and expenditure
Investment return and other income		5	5	22
Interest payable on core structural borrowings		(140)	(140)	(286)
Corporate expenditure		(120)	(118)	(219)
Unwind of expected asset management marginnote (ii)		(30)	(28)	(53)
Total		(285)	(281)	(536)
RPI to CPI inflation measure change on defined benefit pension schemesnote (iii)		-	45	45
Solvency II implementation costsnote (iv)		(29)	(28)	(56)
Restructuring costsnote (iv)		(8)	(9)	(19)
Operating profit based on longer-term investment returnsnote (i)		2,109	2,147	3,978
Analysed as profits (losses) from:
New business	2	1,141	1,069	2,151
Business in force	3	1,026	1,073	1,897
Long-term business		2,167	2,142	4,048
Asset management		250	259	461
Other results		(308)	(254)	(531)
Total		2,109	2,147	3,978

Notes
(i)
EEV basis operating profit based on longer-term investment returns excludes the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions. In addition for half year 2012, operating profit excludes the gain arising upon the dilution of the Group's holding in PPM South Africa. The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these results.

(ii)
The value of future profits or losses from asset management and service companies that support the Group's covered insurance businesses are included in the profits for new business and the in-force value of the Group's long-term business. The results of the Group's asset management operations include the profits from the management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the unwind of the expected margin for the period arising from the management of the assets of the covered business (as defined in note 1(a)). The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of this business.

(iii)
During the first half of 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from RPI with CPI. This resulted in a credit to operating profit for half year and full year 2011 on an IFRS basis of £42 million and an additional    £3 million recognised on the EEV basis.

(iv)
Restructuring costs comprise the charge of £(7) million recognised on an IFRS basis and an additional £(1) million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the PAC with-profits fund. Solvency II implementation costs comprise the charge of £(27) million recognised on an IFRS basis and an additional £(2) million recognised on the EEV basis.

(v)	The comparative results have been prepared using previously reported average exchange rates for the period.

Summarised consolidated income statement
	Note	Half year 2012	Half year 2011	Full year 2011
		£m	£m	£m
Operating profit based on longer-term investment returns
Asia operations		903	815	1,839
US operations		822	848	1,455
UK operations:
UK insurance operations		507	558	893
M&G		199	199	357
		706	757	1,250

Other income and expenditure		(285)	(281)	(536)
RPI to CPI inflation measure change on defined benefit pension schemes		-	45	45
Solvency II implementation costs		(29)	(28)	(56)
Restructuring costs		(8)	(9)	(19)
Operating profit based on longer-term investment returns		2,109	2,147	3,978
Short-term fluctuations in investment returns	5	225	(111)	(907)
Mark to market value movements on core borrowings	10	(113)	(74)	(14)
Shareholders' share of actuarial and other gains and losses on defined benefit
pension schemes	6	103	(8)	23
Effect of changes in economic assumptions	7	(371)	(111)	(158)
Gain on dilution of Group holdings	4	42	-	-
Profit before tax attributable to shareholders (including actual
investment returns)		1,995	1,843	2,922
Tax attributable to shareholders' profit	12	(554)	(572)	(776)
Profit for the period		1,441	1,271	2,146

Attributable to:
Equity holders of the Company		1,441	1,269	2,142
Non-controlling interests		-	2	4
Profit for the period		1,441	1,271	2,146

Earnings per share (in pence)
	Note	Half year 2012	Half year 2011	Full year 2011
Based on operating profit including longer-term investment returns, after related tax and non-controlling interests of £1,539 million
(half year 2011: £1,559 million; full year 2011: £2,930 million)	13	60.7 p	61.5 p	115.7 p
Based on profit after tax and non-controlling interests of £1,441 million
(half year 2011: £1,269 million; full year 2011: £2,142 million)	13	56.8 p	50.1 p	84.6 p

Dividends per share (in pence)
		Half year 2012	Half year 2011	Full year 2011
Dividends relating to reporting period:
Interim dividend (2012 and 2011)		8.40 p	7.95 p	7.95 p
Final dividend (2011)		-	-	17.24 p
Total		8.40 p	7.95 p	25.19 p
Dividends declared and paid in reporting period:
Current year interim dividend		-	-	7.95 p
Final dividend for prior year		17.24 p	17.24 p	17.24 p
Total		17.24 p	17.24 p	25.19 p
Movement in shareholders' equity (excluding non-controlling interests)
	Note	Half year 2012	Half year 2011	Full year 2011
		£m	£m	£m
Profit for the period attributable to equity shareholders		1,441	1,269	2,142
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		(124)	(96)	(90)
Related tax		(1)	(5)	(68)
Dividends		(440)	(439)	(642)
New share capital subscribed		14	15	17
Reserve movements in respect of share-based payments		52	25	44
Treasury shares:
Movement in own shares in respect of share-based payment plans		5	(10)	(30)
Movement in Prudential plc shares purchased by unit trusts
consolidated under IFRS		3	2	(5)
Mark to market value movements on Jackson assets backing surplus and required capital:
Mark to market value movements arising during the period		28	39	96
Related tax		(10)	(14)	(34)
Net increase in shareholders' equity	11	968	786	1,430
Shareholders' equity at beginning of period (excluding non-controlling interests)	8, 11	19,637	18,207	18,207
Shareholders' equity at end of period (excluding non-controlling interests)	8, 11	20,605	18,993	19,637

		30 Jun 2012			30 Jun 2011			31 Dec 2011
Comprising:	Note	Long- term business operations	Asset management and other operations	Total	Long- term business operations	Asset management and other operations	Total	Long- term business operations	Asset management and other operations	Total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Asia operations:
Net assets of operations		8,849	202	9,051	7,825	212	8,037	8,510	211	8,721
Acquired goodwill		237	61	298	239	61	300	235	61	296
	8	9,086	263	9,349	8,064	273	8,337	8,745	272	9,017
US operations:
Net assets of operations		5,257	108	5,365	4,821	108	4,929	5,082	113	5,195
Acquired goodwill		-	16	16	-	16	16	-	16	16
	8	5,257	124	5,381	4,821	124	4,945	5,082	129	5,211
UK insurance operations:
Net assets of operations	8	6,296	13	6,309	6,200	48	6,248	6,058	29	6,087
M&G:
Net assets of operations		-	348	348	-	310	310	-	229	229
Acquired goodwill		-	1,153	1,153	-	1,153	1,153	-	1,153	1,153
	8	-	1,501	1,501	-	1,463	1,463	-	1,382	1,382
		6,296	1,514	7,810	6,200	1,511	7,711	6,058	1,411	7,469
Other operations:
Holding company net
borrowings at market value		-	(2,258)	(2,258)	-	(2,364)	(2,364)	-	(2,188)	(2,188)
Other net assets		-	323	323	-	364	364	-	128	128
	8	-	(1,935)	(1,935)	-	(2,000)	(2,000)	-	(2,060)	(2,060)
Shareholders' equity at end
of period (excluding non-
controlling interests)	8	20,639	(34)	20,605	19,085	(92)	18,993	19,885	(248)	19,637
Representing:
Net assets		20,402	(1,264)	19,138	18,846	(1,322)	17,524	19,650	(1,478)	18,172
Acquired goodwill		237	1,230	1,467	239	1,230	1,469	235	1,230	1,465
		20,639	(34)	20,605	19,085	(92)	18,993	19,885	(248)	19,637

Net asset value per share (in pence)
	30 Jun 2012	30 Jun 2011	31 Dec 2011
Based on EEV basis shareholders' equity of £20,605 million (half year 2011: £18,993 million; full year 2011: £19,637 million)	806 p	745 p	771 p
Number of issued shares at period end (millions)	2,556	2,548	2,548
Annualised return on embedded value*	16%	17%	16%
* Annualised return on embedded value is based on EEV operating profit after related tax and non-controlling interests as a percentage of opening EEV basis shareholders' equity. Half year profits are annualised by multiplying by two.

Summary statement of financial position

	Note	30 Jun 2012	30 Jun 2011	31 Dec 2011
		£m	£m**	£m**
Total assets less liabilities, before deduction for insurance funds		253,810	238,960	243,207
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated
surplus of with-profits funds		(244,518)	(230,970)	(234,643)
Less shareholders' accrued interest in the long-term business		11,313	11,003	11,073
		(233,205)	(219,967)	(223,570)
Total net assets	8, 11	20,605	18,993	19,637

Share capital		127	127	127
Share premium		1,887	1,871	1,873
IFRS basis shareholders' reserves		7,278	5,992	6,564
Total IFRS basis shareholders' equity	8	9,292	7,990	8,564
Additional EEV basis retained profit	8	11,313	11,003	11,073
Total EEV basis shareholders' equity (excluding non-controlling interests)	8, 11	20,605	18,993	19,637

*	Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.
**
For IFRS reporting purposes, the Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the IFRS elements and additional EEV basis shareholders' interest for the comparative results for half year and full year 2011 have been adjusted for the retrospective application of this change of IFRS accounting policy. This has resulted in a reallocation of £511 million and £553 million for half year and full year 2011 respectively, from IFRS basis shareholders' reserves to shareholders' accrued interest in the long-term business, with no overall effect on the EEV basis results.

Notes on the EEV basis results

1 Basis of preparation, methodology and accounting presentation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.
The EEV basis results for 2012 and 2011 half years are unaudited. Except for the consequential effects of the change in accounting policy for deferred acquisition costs for IFRS reporting, as described in the footnotes to the summary statement of financial position and in note 8, the 2011 full year results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2011. The supplement included an unqualified audit report from the auditors.

(a) Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS), as described in note 6. A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

(b) Methodology
(i) Embedded value
Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

• present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital;
- the time value of cost of options and guarantees;
• locked-in required capital; and
• shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 1(c)(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 1(c)(i)).

Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Principal economic assumptions
The EEV basis results for the Group's operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on government bonds.

Expected returns on equity and property asset classes are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New Business
The contribution from new business represents profits determined by applying operating assumptions as at the end of the period.

In determining the new business contribution for UK immediate annuity business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.

The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer-term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees
Nature of options and guarantees in Prudential's long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for all periods throughout these results, depending on the particular product, jurisdiction where issued, and date of issue. For all periods throughout these results, 85 per cent of the account values on fixed annuities relates to policies with guarantees of 3 per cent or less. The average guarantee rate is 2.8 per cent at half year 2012 (half year 2011: 2.9 per cent; full year 2011: 2.8 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). Jackson reinsures and hedges these risks using equity options and futures contracts. These guarantees generally protect the policyholder's value in the event of poor equity market performance.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of £90 million at 30 June 2012 (30 June 2011: £26 million;
31 December 2011: £90 million) to honour guarantees on a small amount of guaranteed annuity option products.

Beyond the bonus-based generic features of with-profits products, and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.

The Group's main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £403 million was held in SAIF at half year 2012 (half year 2011: £327 million; full year 2011: £370 million) to honour the guarantees. As described in note 1(a) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 16(iv),(v) and (vi).

(ii) Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

• Asia operations: the level of required capital has been set at the higher of local statutory requirements and the economic capital requirement;
•  US operations: the level of required capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action
   Level (CAL); and

•  UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole, which was Pillar I for all periods throughout these results.

(iii) Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market and non-credit risks are considered to be diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium (as explained below). Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:

•     expected long-term defaults;
•     credit risk premium (to reflect the volatility in downgrade and default levels); and
•     short-term downgrades and defaults.

These allowances are initially reflected in determining best-estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

US business (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the Risk Margin Reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults. In determining this allowance a number of factors have been considered. These factors, in particular, include:

•    How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium. In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and

•    Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower crediting rates. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

After taking these and related factors into account and, based on market conditions from 2009 to half year 2012, the risk discount rate for general account business includes an additional allowance of 200 basis points (half year 2011: 150 basis points; full year 2011: 200 basis points) for credit risk. For VA business, the additional allowance has been set at one-fifth (equivalent to 40 basis points (half year 2011: 30 basis points; full year 2011: 40 basis points)) of the non-VA business to reflect the proportion of the VA business that is allocated to holdings of general account debt securities.  The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK business
(1) Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 16(iii).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that written by Prudential Annuities Limited (PAL) the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses. For the Group's US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group's Asia operations in China, India, Indonesia, Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(iv) Management actions
In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

(v) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profit funds of the Group's Asia operations.

(vi) Pension costs
The Group operates three defined benefit schemes in the UK. The largest scheme is the Prudential Staff Pension Scheme (PSPS). The other two, smaller schemes are the Scottish Amicable and M&G scheme.

Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19 that apply the principles of IFRIC 14, providing guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset.

Under the EEV basis the IAS 19 basis surpluses (to the extent not restricted under IFRIC 14) or deficits are initially allocated in the same manner. The shareholders' 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surpluses or deficits attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on the Scottish Amicable Pension Scheme are reflected as part of UK long-term business operations and for other defined benefit schemes the adjustments are reflected as part of 'Other operations', as shown in note 6.

Separately, the projected cash flows of in-force covered business include the cost of contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

(vii) Debt capital
Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

(viii) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

(c) Accounting presentation
(i) Analysis of profit before tax
To the extent applicable, the presentation of the EEV profit for the period is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns (which are determined as described in note 1(c)(ii) below) and incorporate the following:

• new business contribution, as defined in note 1(b)(i);
• unwind of discount on the value of in-force business and other expected returns, as described in note 1(c)(iv) below;
• the impact of routine changes of estimates relating to non-economic assumptions, as described in note 1(c)(iii) below; and
• non-economic experience variances, as described in note 1(c)(v) below.

Non-operating results comprise the recurrent items of short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

In addition, for half year 2012 the Group's holding in PPM South Africa was diluted, the effect of which has been shown separately from operating profits based on longer-term investment returns.

(ii) Operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 1(c)(iv) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end of period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is reflected in the result for the period.

(iii) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in force with the experience variance being determined by reference to the end of period assumptions.

(iv) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period.

For UK insurance operations the amount included within operating results based on longer-term investment returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders' share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1(c)(ii) above), and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed.

(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting period, such as persistency, mortality and morbidity, expenses and other factors. Further details are shown in notes 16(vii),(viii) and (ix).

(vi) Pension costs
Profit before tax
Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the period are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 1(b)(iv) and (v), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses
For pension schemes in which the IAS 19 position reflects the difference between the assets and liabilities of the scheme, actuarial and other gains and losses comprise:

• the difference between actual and expected return on the scheme assets;
• experience gains and losses on scheme liabilities;
• the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and
• for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses includes the movement in estimates of deficit funding requirements.

In addition, for half year 2012 the other gains include the effect of partial recognition of the PSPS surplus following revised funding arrangements after finalising the 5 April 2011 triennial valuation (as described in note 6).

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results based on longer-term investment returns.

(vii) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results.

(viii) Taxation
The profit for the period for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the rates of tax applicable to the countries and periods concerned. In the UK the rate applied for half year 2012 is 24 per cent (half year 2011: 26 per cent; full year 2011: 25 per cent). For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. The overall tax rate includes the impact of tax effects determined on a local regulatory basis. For Asia, similar principles apply subject to the availability of taxable profits. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been substantively enacted by the end of the reporting period. Possible future changes of rate are not anticipated. See notes 15(b) and (c) for further details.

(ix) Inter-company arrangements
The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

(x) Foreign exchange rates
Foreign currency results have been translated as discussed in note 1(b)(viii), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 30 Jun 2012	Average rate for the 6 months to 30 Jun 2012	Closing rate at 30 Jun 2011	Average rate for the 6 months to 30 Jun 2011	Closing rate at 31 Dec 2011	Average rate for the 12 months to 31 Dec 2011
China	9.97	9.97	10.38	10.57	9.78	10.37
Hong Kong	12.17	12.24	12.49	12.58	12.07	12.48
India	87.57	82.27	71.77	72.74	82.53	74.80
Indonesia	14,731.67	14,460.30	13,767.54	14,133.01	14,091.80	14,049.41
Korea	1,796.42	1,800.16	1,714.06	1,780.29	1,790.32	1,775.98
Malaysia	4.98	4.87	4.85	4.90	4.93	4.90
Singapore	1.99	1.99	1.97	2.03	2.02	2.02
Taiwan	46.87	46.77	46.11	47.00	47.06	47.12
Vietnam	32,788.45	32,937.67	33,048.21	33,110.56	32,688.16	33,139.22
US	1.57	1.58	1.61	1.62	1.55	1.60

2 Analysis of new business contributionnote (iv)

	Half year 2012
			Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	New business margin
	New business premiums					note (i)
	Single	Regular				APE	PVNBP
			note (i)	note (i)	notes (ii),(iii)
	£m	£m	£m	£m	£m	%	%
Asia operations	669	832	899	4,725	547	61	11.6
US operations	7,119	8	719	7,180	442	61	6.2
UK insurance operationsnote (v)	2,960	116	412	3,495	152	37	4.3
Total	10,748	956	2,030	15,400	1,141	56	7.4

	Half year 2011
	New business premiums		Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	New business margin note (i)
	Single	Regular				APE	PVNBP
			note (i)	note (i)	notes (ii),(iii)
	£m	£m	£m	£m	£m	%	%
Asia operations	744	668	743	3,939	465	63	11.8
US operations	6,615	10	672	6,689	458	68	6.8
UK insurance operationsnote (v)	2,520	157	409	3,264	146	36	4.5
Total	9,879	835	1,824	13,892	1,069	59	7.7

	Full year 2011
			Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	New business margin
	New business premiums					note (i)
	Single	Regular				APE	PVNBP
			note (i)	note (i)	notes (ii),(iii)
	£m	£m	£m	£m	£m	%	%
Asia operations	1,456	1,514	1,660	8,910	1,076	65	12.1
US operations	12,562	19	1,275	12,720	815	64	6.4
UK insurance operationsnote (v)	4,871	259	746	6,111	260	35	4.3
Total	18,889	1,792	3,681	27,741	2,151	58	7.8

	New business margin (APE %)
	Half year 2012	Half year 2011	Full year 2011
Asia operations:
China	41	40	46
Hong Kong	57	72	66
India	19	21	20
Indonesia	87	76	87
Korea	43	41	43
Taiwan	19	26	19
Other	70	73	76
Weighted average for all Asia operations	61	63	65

Notes
(i)
New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APE are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

(ii)
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

(iii)
New business contributions represent profits determined by applying operating assumptions as at the end of the period. In general, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect is for UK shareholder-backed annuity business. For other business within the Group end of period economic assumptions are used.

(iv)	The amounts shown in the tables are translated at average exchange rates for the period.
(v)
The new business margin for UK operations in half year 2012 of 37 per cent (half year 2011: 36 per cent; full year 2011: 35 per cent) includes bulk annuity agreements with an APE of £27 million (half year 2011: £28 million; full year 2011: £33 million) and new business profit of £23 million (half year 2011: £24 million; full year 2011: £28 million).

3 Operating profit from business in force

(i)  Group Summary

	Half year 2012
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
	£m	£m	£m	£m
Unwind of discount and other expected returns	321	198	245	764
Effect of changes in operating assumptions	(8)	35	43	70
Experience variances and other items	12	130	50	192
Total	325	363	338	1,026

	Half year 2011
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
	£m	£m	£m	£m
Unwind of discount and other expected returns	333	203	289	825
Effect of changes in operating assumptions	(18)	14	46	42
Experience variances and other items	(6)	156	56	206
Total	309	373	391	1,073

	Full year 2011
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
	£m	£m	£m	£m
Unwind of discount and other expected returns	613	349	485	1,447
Effect of changes in operating assumptions	10	14	79	103
Experience variances and other items	65	253	29	347
Total	688	616	593	1,897

(ii)  Asia operations

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Unwind of discount and other expected returnsnote (a)	321	333	613
Effect of changes in operating assumptions:
Mortality and morbiditynote (b)	2	-	126
Expensenote (c)	-	-	11
Persistency and withdrawalsnote (d)	-	-	(140)
Othernote (e)	(10)	(18)	13
	(8)	(18)	10
Experience variance and other items:
Mortality and morbiditynote (f)	33	26	58
Expensenote (g)	(23)	(29)	(31)
Persistency and withdrawalsnote (h)	(18)	(10)	10
Other note (i)	20	7	28
	12	(6)	65
Total Asia operations	325	309	688

       Notes
(a)
The decrease in unwind of discount and other expected returns of £(12) million from £333 million in half year 2011 to £321 million in half year 2012 reflects the £(46) million effect of lower risk discount rates driven by the reduction in interest rates, partly offset by the £34 million effect of the growth in the opening in-force value, on which the discount rates are applied.

(b)	The credit of £126 million in full year 2011 for mortality and morbidity assumption changes arose as follows:

Full year
2011
£m
Malaysianote (1)	69
Indonesianote (2)	33
Singapore	19
Other	5
126

(1) The credit in Malaysia of £69 million relates to revised mortality and morbidity assumptions, reflecting recent experience.

(2)   The credit in Indonesia of £33 million represents the effect of revised morbidity assumptions of £48 million, the revision of reinsurance rates of £8 million, offset by modelling enhancements for the cost of reinsurance of £(23) million.

(c)
 The overall credit of £11 million in full year 2011 for expense assumption changes mainly arose from altered assumptions for maintenance expenses, reflecting recent experience, principally in Singapore of £34 million and Indonesia of £11 million, partly offset by a charge in India of £(30) million.

(d)	The charge of £(140) million in full year 2011 for persistency and withdrawals assumption changes arose as follows:

Full year
2011
£m
Malaysianote (1)	(106)
Indianote (2)	(21)
Indonesia	(13)
Singapore	(4)
Other	4
(140)

(1)  The charge of £(106) million in Malaysia includes £(108) million for the effect of strengthening partial withdrawal assumptions on PruSaver product riders to reflect recent experience. Policyholders' pattern and frequency of withdrawals from this savings rider is different from that of the underlying 'host' contract, where both persistency and premium payment experience remains in line with assumptions.

(2) The charge in India of £(21) million mainly reflects lower persistency assumptions for paid-up policies for unit-linked business.

(e)
The credit of £13 million in full year 2011 for other operating assumptions principally represents the combined effect of a favourable change in assumed asset management margins, a reduction in investment expenses for Indonesia resulting from a growth in the asset portfolio, a decrease in policyholder bonuses in the Philippines, partly offset by the effect of altered profit sharing arrangements in relation to participating business in Vietnam.

(f)
The favourable effect of mortality and morbidity experience in half year 2012 of £33 million (half year 2011: £26 million; full year 2011: £58 million) reflects better than expected experience, principally arising in Hong Kong, Indonesia, Singapore and Malaysia.

(g)
The negative expense experience variance of £(23) million in half year 2012 (half year 2011: £(29) million; full year 2011: £(31) million) principally reflects expense overruns for operations which are currently sub-scale (China, Malaysia Takaful and Taiwan) and in India where regulatory changes have affected the development of the book of business .

(h)
The charge of £(18) million for persistency and withdrawals experience in half year 2012 principally arises in Malaysia and Korea. The positive persistency and withdrawals experience variance of £10 million in full year 2011 reflects a combination of favourable experience in Hong Kong and Indonesia, partially offset by individually small negative variances in other territories. The negative persistency and withdrawals experience of £(10) million for half year 2011 mainly arose in Malaysia of £(11) million reflecting higher partial withdrawals on unit-linked business.

(i)
The credit of £20 million in half year 2012 for other experience and other items arises in Indonesia of £6 million, Hong Kong of  £4 million and in other territories totalling £10 million. The credit of £28 million in full year 2011 primarily reflected a £24 million benefit in Indonesia.

(iii) US operations

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Unwind of discount and other expected returnsnote (a)	198	203	349
Effect of changes in operating assumptions:
Persistencynote (b)	45	29	29
Variable annuity (VA) feesnote (c)	(19)	24	24
Mortalitynote (d)	33	(36)	(36)
Othernote (e)	(24)	(3)	(3)
	35	14	14
Experience variances and other items:
Spread experience variancenote (f)	98	81	152
Amortisation of interest-related realised gains and lossesnote (g)	44	43	84
Othernote (h)	(12)	32	17
	130	156	253
Total US operations	363	373	616

Notes
(a)
The decrease in unwind of discount and other expected returns of £(5) million from £203 million for half year 2011 to £198 million for half year 2012 mainly reflects the £(29) million effect of lower risk discount rates driven by the reduction in the 10-year US treasury rate, which is broadly offset by the £24 million effect of the increase in opening value of in-force business, on which the discount rates are applied.

(b)
The effect of changes in persistency assumptions of £45 million in half year 2012 primarily relate to variable annuity (VA) business, including £40 million for a reduction in overall lapse rates on certain VA products, £19 million for an enhancement in the dynamic lapse assumption for Guaranteed Minimum Death Benefits which are 'in-the-money', to reflect recent experience, partly offset by a charge of £(14) million for other items.

In half year and full year 2011 the credit of £29 million for the effect of changes in persistency assumptions arose on variable annuity business of a credit of £15 million and £14 million on other business. The credit of £15 million for VA business represents a credit of £32 million to reflect a decrease in lapse rates for selected product and policy duration combinations, partially offset by a charge of £(17) million to increase partial withdrawal rates in line with experience. The credit of £14 million for other business reflects updated persistency assumptions for life and fixed annuity business.

(c)
The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the size and mix of VA funds. The charge of £(19) million for half year 2012 represents a reduction in the projected level of fees paid by policyholders, according to the current fund size and mix. The credit of £24 million for half year and full year 2011 represents an increase in the projected level of policyholder fees.

(d)
The credit of £33 million in half year 2012 for the effect of updated mortality assumptions principally relates to life business, representing a credit of £86 million for the explicit modelling of projected mortality improvement, partially offset by a charge of  £(53) million for other regular mortality updates to reflect recent experience.

In half year and full year 2011 the charge of £(36) million for updated mortality assumptions primarily arises on variable annuity business to reflect recent experience.
(e)
The charge of £(24) million in half year 2012 for other operating assumption changes includes a charge of £(12) million for the impact of altered assumptions for Guaranteed Minimum Withdrawal Benefit utilisation and £(12) million for other items.

(f)
The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. The spread experience variance in half year 2012 of £98 million (half year 2011: £81 million; full year 2011: £152 million) includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.

(g)
The amortisation of interest-related gains and losses reflects the same treatment applied to the supplementary analysis of IFRS profit. When bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(h)	Other experience variances and other items arise as follows:

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Expense experience variancenote (1)	(1)	7	12
Persistency experience variancenote (2)	17	12	21
Other note (3)	(28)	13	(16)
	(12)	32	17

Notes
(1) The positive expense experience variance of £12 million in full year 2011 primarily represents favourable experience variance relating to marketing expenses.
(2) The positive persistency experience variance of £17 million in half year 2012 (half year 2011: £12 million; full year 2011: £21 million) mainly arises on annuity business.

(3)   The charge of £(28) million for other items in half year 2012 comprises £(11) million of negative mortality experience variance relating to annuity and life business, reflecting recent experience and £(17) million for other items.

The charge of £(16) million for other items in full year 2011 included £(6) million of negative mortality experience variance. This variance included a provision of £(16) million in respect of unclaimed property for deceased policyholders.

(iv) UK insurance operations

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Unwind of discount and other expected returnsnote (a)	245	289	485
Effect of change in UK corporate tax ratenote (b)	43	46	79
Other itemsnote (c)	50	56	29
Total UK insurance operations	338	391	593

      Notes
(a)
The decrease in unwind of discount and other expected returns of £(44) million from £289 million in half year 2011 to £245 million for half year 2012 reflects the £(35) million effect of lower risk discount rates driven by the reduction in interest rates, together with the £(9) million effect of a decrease in the opening in-force value, on which the discount rates are applied.

(b)
The effect of the change in tax rate of £43 million in half year 2012 represents the benefit of the reduction in tax rate from 25 per cent to 24 per cent. Consistent with the Group's approach of grossing up the movement in the net of tax value of in-force for shareholder tax, the £43 million benefit is presented gross (half year 2011: £46 million, 27 per cent to 26 per cent; full year 2011: £79 million, 27 per cent to 25 per cent).

c)
(Other items of £50 million in half year 2012 (half year 2011: £56 million; full year 2011: £29 million) include £31 million (half year 2011: £28 million; full year 2011: £45 million) for the effects of annuity portfolio rebalancing to align the asset portfolio more closely with the internal benchmark of credit quality that management applies.

4 Changes to Group's holdings

PPM South Africa

On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 47 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions give rise to a gain on dilution of £42 million. On an EEV basis, consistent with IFRS, this amount has been treated as a gain on dilution of holdings which is excluded from the Group's EEV operating profit based on longer-term investment returns.

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:

(i) Group Summary
	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Insurance operations:
Asianote (ii)	216	(63)	(155)
USnote (iii)	(62)	(91)	(491)
UKnote (iv)	25	15	(141)
	179	(139)	(787)
Other operations:
Economic hedge value movementnote (v)	(15)	-	-
Othernote (vi)	61	28	(120)
Total	225	(111)	(907)

(ii)  Asia operations
For half year 2012, the positive short-term fluctuations in investment returns of £216 million in Asia operations mainly reflect unrealised gains on bonds, principally arising in Vietnam of £59 million, Hong Kong of £51 million, Singapore of £40 million and Taiwan of £25 million, together with an unrealised gain of £13 million on the Group's 7.74 per cent stake in China Life Insurance Company of Taiwan.

For half year 2011, short-term fluctuations in investment returns of £(63) million primarily reflect the unrealised losses on bonds and equities in Vietnam of £(27) million, and unfavourable equity performance in India of £(26) million and Singapore of £(20) million, partially offset by an unrealised gain of £26 million on the Group's stake in China Life Insurance Company of Taiwan.

For full year 2011, short-term fluctuations in investment returns of £(155) million were driven by lower equity markets reducing future expected fee income, mainly arising in Singapore of £(105) million and Korea of £(22) million. The full year 2011 short-term fluctuations in investment returns also include £(28) million of adverse variance arising in other territories. This principally comprises fluctuations arising in India of £(53) million reflecting lower equity market returns, in Vietnam of £(33) million for unrealised losses on bonds and equities and Taiwan of £(30) million for losses on bonds and CDOs, partially offset by a credit in Hong Kong of £96 million primarily relating to positive returns on bonds backing participating business.

(iii)	US operations
	The short-term fluctuations in investment returns for US operations comprise the following items:
		Half year 2012	Half year 2011	Full year 2011
		£m	£m	£m
	Investment return related experience on fixed income securitiesnote (a)	(45)	7	(74)
	Investment return related impact due primarily to changed expectation of profits on in-force
	variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity related productsnote (b)	(42)	(121)	(418)
	Actual less long-term return on equity based investments and other items	25	23	1
	Total Jackson	(62)	(91)	(491)

Notes
(a) The (charge) credit relating to fixed income securities comprises the following elements:
- the excess of actual realised (losses) gains over the amortisation of interest related realised gains and losses recorded in the profit and loss account;
- credit loss experience (versus the longer-term assumption); and
- the impact of de-risking activities within the portfolio.
(b) This item reflects the net impact of:
- variances in projected future fees arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
- related hedging activity.

In half year 2012 there was an 8.25 per cent rate of return for the variable annuity separate account assets compared with an assumed longer-term rate of return of 2.6 per cent for the period (half year 2011: 5.6 per cent actual return compared to 3.3 per cent for the period). Consequently, the asset values and therefore projected future fees at 30 June 2012 were higher then assumed. However, net of the impact of related hedging effects there is a short-term fluctuation of £(42) million (half year 2011: £(121) million).

In full year 2011 there was a negative 0.5 per cent rate of return for the variable annuity separate account assets which compared to an assumed longer-term rate of return of 5.4 per cent. Consequently, the asset values and therefore projected future fees at 31 December 2011, were lower than assumed. As a consequence of this lower level of return, net of the impact of relating hedging effects, there was a short-term fluctuation of £(418) million.

(iv)	UK insurance operations

	The short-term fluctuations in investment returns for UK insurance operations arise from the following types of business:

		Half year 2012	Half year 2011	Full year 2011
		£m	£m	£m
	With-profitsnote (a)	58	9	(201)
	Shareholder-backed annuitynote (b)	(1)	5	56
	Unit-linked and other	(32)	1	4
		25	15	(141)

Notes
(a)
 For with-profits business the amounts reflect the excess (deficit) of the actual investment return on the investments of the PAC with-profits fund (covering policyholder liabilities and unallocated surplus) against the assumed long-term rate for the period. For half year 2012 the credit of £58 million reflects the actual investment return of 3.2 per cent against the assumed long-term rate of 2.5 per cent for the period.

For half year 2011 the credit of £9 million reflects the positive 3.34 per cent actual investment return against the assumed long-term rate for the period of 3.32 per cent.

For full year 2011 the charge of £(201) million reflects the actual investment return of 3.2 per cent against the assumed long-term rate of 5.1 per cent, primarily reflecting the fall in equity markets and widening of corporate bond credit spreads, partially offset by the increase in asset values as a result of the reduction in bond yields.

(b)
Short-term fluctuations in investment returns for shareholder-backed annuity business in full year 2011 of a credit of £56 million comprise: (1) gains on surplus assets reflecting reductions in corporate bond and gilt yields; (2) the difference between actual and expected default experience; and (3) the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

For half year 2011 the credit of £5 million primarily reflects mismatching profits of £6 million.

(v) Economic hedge value movement
This item represents the value movement in half year 2012 on short-dated hedge contracts to provide downside protection against severe equity market falls.

(vi) Other

 Other short-term fluctuations in investment returns for other operations in half year 2012 of £61 million (half year 2011: £28 million; full year 2011: £(120) million) represent unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

6  Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The gain of £103 million in half year 2012 included within the profit before tax reflects the shareholders' share of actuarial and other gains and losses on the Group's defined benefit pension schemes.

For 2011, the Prudential Staff Pension Scheme (PSPS) deficit funding liability attaching to the shareholder-backed business was included in the total for Other operations, reflecting the fact that the deficit funding is being paid for by the parent company, Prudential plc. At 30 June 2012 a £2 million deficit funding obligation remained to be paid. However, following the triennial valuation for PSPS as at 5 April 2011, the scheme has been measured as being in surplus and deficit funding is no longer required. Furthermore, as the scheme contributions for active members in service have been reduced to the minimum under the scheme rules, a portion of the surplus can be recognised as recoverable. Consequently, consistent with the IAS 19 measurement basis, the pre-tax surplus of £169 million is recoverable, allocated as £118 million to the PAC with-profits sub-fund (WPSF) and £51 million to shareholder-backed operations. On the EEV basis, reflecting the shareholders' 10 per cent economic interest in the WPSF, the shareholders' total interest in the recoverable surplus is £66 million.

The credit for the shareholders' share of actuarial and other gains and losses comprises:

	Half year 2012
	IFRS basis	Additional shareholders' interest	EEV basis total	Half year 2011	Full year 2011
	£m	£m	£m	£m	£m
Shareholders' share of partial recognition of PSPS surplus	51	15	66	-	-
Other actuarial gains and losses	36	1	37	(8)	23
Total	87	16	103	(8)	23
Representing:
UK insurance operationsnote 11			10	(3)	20
Other operationsnote 11			93	(5)	3
			103	(8)	23

7 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within profit before tax (including actual investment returns) arise as follows:

(i) Group Summary
	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Asia operationsnote (ii)	(254)	(17)	279
US operationsnote (iii)	(79)	(13)	(144)
UK insurance operationsnote (iv)	(38)	(81)	(293)
Total	(371)	(111)	(158)

(ii)     Asia operations
The changes in economic assumptions for Asia operations for half year 2012 of £(254) million primarily reflect decreases in fund earned rates, mainly arising in Hong Kong of £(79) million and Vietnam of £(63) million due to the reduction in the assumed long-term yields (as shown in note 16(i)) and in Singapore of £(73) million for the narrowing of corporate bond spreads.

The charge of £(17) million in half year 2011 for the effect of changes in economic assumptions arises from modest changes in economic factors across the territories in the period.

The effect of changes in economic assumptions for full year 2011 of a credit of £279 million principally arises in Singapore of £160 million, Malaysia of £97 million and Indonesia of £94 million, primarily reflecting the positive impact of discounting health and protection profits at lower rates, driven by the decrease in risk-free rates. There is a partial offset arising in Hong Kong of £(57) million, primarily reflecting the reduction in fund earned rates for  participating business.

(iii)   US operations
 The effect of changes in economic assumptions for US operations reflects the following:

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Effect of changes in 10-year treasury rates, beta and equity risk premium:note (a)
Fixed annuity and other general account business	28	20	282
Variable annuity (VA) business	(107)	(33)	(333)
Increase in risk margin allowance for credit risknote (b)	-	-	(93)
	(79)	(13)	(144)

Notes
(a)
For Jackson, the charge for the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate. The risk discount rate, as discussed in note 1(b)(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.

 For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate. This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk-free rate. Secondary effects on the cash flows also result from changes to assumed future yield and resulting policyholder behaviour.  For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate. However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets on which fees are charged. For half year 2012, the effect of these changes resulted in an overall credit for fixed annuity and other general account business of £28 million (half year 2011: £20 million; full year 2011: £282 million) and a charge for VA business of £(107) million (half year 2011: £(33) million; full year 2011: £(333) million) reflecting the 20 basis points reduction (half year 2011: a reduction of 10 basis points; full year 2011: a reduction of 140 basis points) in the risk-free rate (as shown in note 16(ii)).

(b)
For full year 2011 the effect of £(93) million for the increase in the risk margin allowance within the risk discount rate for credit risk represents 50 basis points increase in the risk discount rate for spread business (from 150 basis points in half year 2011 to 200 basis points in full year 2011), and 10 basis points increase for VA business (from 30 basis points in half year 2011 to 40 basis points in full year 2011), representing the proportion of business invested in the general account (as described in note 1(b)(iii)).

(iv)   UK insurance operations
The effect of changes in economic assumptions of a charge of £(38) million for UK insurance operations for half year 2012 comprises the effect of:

	Half year 2012			Half year 2011			Full year 2011
	Shareholder-backed annuity business	With-profits and other business	Total	Shareholder- backed annuity business	With-profits and other business	Total	Shareholder- backed annuity business	With-profits and other business	Total
	note (a)	note (b)		note (a)	note (b)		note (a)	note (b)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Effect of changes in expected
long-term rates of return	(30)	(112)	(142)	14	(62)	(48)	58	(1,113)	(1,055)
Effect of changes in risk discount
rates	48	67	115	(11)	(13)	(24)	240	627	867
Other changes	-	(11)	(11)	-	(9)	(9)	(20)	(85)	(105)
	18	(56)	(38)	3	(84)	(81)	278	(571)	(293)

Notes
(a)
For shareholder-backed annuity business the overall effect of changes in expected long-term rates of return and risk discount rates for the periods shown above reflect the combined effects of the changes in economic assumptions, which incorporate a default allowance for both best estimate defaults and in respect of the additional credit risk provisions (as shown in note 16(iii)).

(b)
For with-profits and other business the charge in half year 2012 of £(56) million reflects the changes in fund earned rates and risk discount rate (as shown in note 16(iii)), driven by the 20 basis points decrease in the risk free rate.

For half year 2011, the charge of £(84) million primarily reflects the impact of decreases in fund earned rates, primarily arising from reductions in the additional returns assumed on corporate bonds.

 For full year 2011, the charge of £(1,113) million for the effect of changes in expected long-term rates of return arises from the reduction in fund earned rates, driven by the 150 basis points decrease in gilt rates and reduction in additional returns assumed on corporate bonds, reflecting changes in asset mix.  The credit of £627 million for the effect of changes in risk discount rates reflects the 135 basis points reduction in the risk discount rate, driven by the 150 basis points decrease in gilt rates, partly offset by the impact of an increase in beta for with-profits business.

8 Shareholders' equity (excluding non-controlling interests) - segmental analysis

(i) Group summary
		30 Jun 2012	30 Jun 2011	31 Dec 2011
	Note	£m	£m	£m
Asia operations
Long-term business:
Net assets of operations - EEV basis shareholders' equity		8,849	7,825	8,510
Acquired goodwillnote (a)		237	239	235
		9,086	8,064	8,745
Eastspring Investments:note (a)
Net assets of operations		202	212	211
Acquired goodwill		61	61	61
		263	273	272
		9,349	8,337	9,017
US operations
Jackson - EEV basis shareholders' equity (net of surplus note
borrowings of £185 million (half year 2011: £172 million; full year 2011: £177 million))		5,257	4,821	5,082
Broker-dealer and asset management operationsnote (a)
Net assets of operations		108	108	113
Acquired goodwill		16	16	16
		124	124	129
		5,381	4,945	5,211
UK operations
Insurance operations:
Long-term business operations:
Smoothed shareholders' equity		6,305	6,195	6,097
Actual shareholders' equity less smoothed shareholders' equity		(9)	5	(39)
EEV basis shareholders' equity		6,296	6,200	6,058
Othernote (a)		13	48	29
		6,309	6,248	6,087
M&G:note (a)
Net assets of operations		348	310	229
Acquired goodwill		1,153	1,153	1,153
		1,501	1,463	1,382
		7,810	7,711	7,469
Other operations
Holding company net borrowings at market value	10	(2,258)	(2,364)	(2,188)
Other net assets note (a)		323	364	128
		(1,935)	(2,000)	(2,060)
Total		20,605	18,993	19,637

(ii) Additional retained profit on an EEV basis - segmental analysis
	30 Jun 2012
	Asia operations	US operations	UK insurance operations	Total long- term business operations	Other operations	Group total
					note (b)
	£m	£m	£m	£m	£m	£m
Statutory IFRS basis shareholders' equity	2,403	3,919	2,709	9,031	261	9,292
Additional retained profit on an EEV basis	6,683	1,338	3,587	11,608	(295)	11,313
EEV basis shareholders' equity	9,086	5,257	6,296	20,639	(34)	20,605

	30 Jun 2011note (c)
	Asia operations	US operations	UK insurance operations	Total long- term business operations	Other operations	Group total
					note (b)
	£m	£m	£m	£m	£m	£m
Statutory IFRS basis shareholders' equity	2,224	3,298	2,294	7,816	174	7,990
Additional retained profit on an EEV basis	5,840	1,523	3,906	11,269	(266)	11,003
EEV basis shareholders' equity	8,064	4,821	6,200	19,085	(92)	18,993

	31 Dec 2011note (c)
	Asia operations	US operations	UK insurance operations	Total long- term business operations	Other operations	Group total
					note (b)
	£m	£m	£m	£m	£m	£m
Statutory IFRS basis shareholders' equity	2,306	3,761	2,552	8,619	(55)	8,564
Additional retained profit on an EEV basis	6,439	1,321	3,506	11,266	(193)	11,073
EEV basis shareholders' equity	8,745	5,082	6,058	19,885	(248)	19,637

Notes
(a)
The statutory IFRS basis has been used to determine the amounts shown above for non-covered business. The other net assets of £323 million (half year 2011: £364 million; full year 2011: £128 million) includes £49 million (half year 2011: £(10) million; full year 2011: £(6) million) for the shareholders' interest in the financial position of the Prudential Staff Pension Scheme (PSPS) on an IAS 19 basis. This amount comprises £38 million (half year 2011: £(8) million; full year 2011: £(5) million) on an IFRS basis and an additional £11 million (half year 2011: £(2) million; full year 2011: £(1) million), relating to the shareholders' 10 per cent share of the IFRS basis surplus (deficit) attributable to the PAC with-profits fund.

(b)
The additional retained profit on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(293) million (half year 2011: £(247) million; full year 2011: £(187) million) (as shown in note 10).

(c)
For IFRS reporting purposes, the Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the IFRS elements and additional EEV basis shareholders' interest for the comparative results for half year and full year 2011 have been adjusted for the retrospective application of this change of IFRS accounting policy. This has resulted in a reallocation of £511 million and £553 million for half year and full year 2011 respectively, from IFRS basis shareholders' reserves to shareholders' accrued interest in the long-term business, with no overall effect on the EEV basis results.

9 Analysis of movement in free surplus

Free surplus is the excess of the net worth over the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV Principles. Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 1(b)(ii).

	Half year 2012
	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
	note 14	note (ii)
Long-term business and asset management operationsnote (i)	£m	£m	£m
Underlying movement:
New business	(364)	-	(364)
Business in force:
Expected in-force cash flows (including expected return on net assets)	1,080	191	1,271
Effects of changes in operating assumptions, operating experience
variances and other operating items	132	-	132
	848	191	1,039
Changes in non-operating itemsnote (iii)	(203)	47	(156)
Gain on dilution of Group holdingsnote 4	-	42	42
	645	280	925
Net cash flows to parent companynote (iv)	(647)	(79)	(726)
Exchange movements, timing differences and other itemsnote (v)	(59)	(112)	(171)
Net movement in free surplus	(61)	89	28
Balance at 1 January 2012	2,839	582	3,421
Balance at 30 June 2012	2,778	671	3,449
Representing:
Asia operations	1,058	202	1,260
US operations	1,218	108	1,326
UK operations	502	361	863
	2,778	671	3,449
Balance at 1 January 2012
Representing:
Asia operations	1,067	211	1,278
US operations	1,220	113	1,333
UK operations	552	258	810
	2,839	582	3,421

Notes
(i)	All figures are shown net of tax.
(ii)	For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' equity as shown in note 8.
(iii)	Changes in non-operating items

This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.

Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations.
(iv)	Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(v)	Exchange movements, timing differences and other items represent:

	Half year 2012
	Long-term business	Asset management and UK general insurance commission	Total
	£m	£m	£m
Exchange movementsnote 14	(20)	(3)	(23)
Mark to market value movements on Jackson assets backing surplus and
required capitalnote 14	18	-	18
Othernote (vi)	(57)	(109)	(166)
	(59)	(112)	(171)

(vi)	Other primarily reflects the effect of repayment of contingent loan funding, as shown in note 14(ii), together with timing differences, intra-group loans and other non-cash items.

10 Net core structural borrowings of shareholder-financed operations

	30 Jun 2012			30 Jun 2011			31 Dec 2011
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
		note (ii)			note (ii)			note (ii)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Holding company* cash and
short-term investments	(1,222)	-	(1,222)	(1,476)	-	(1,476)	(1,200)	-	(1,200)
Core structural borrowings -
central fundsnote (i)	3,187	293	3,480	3,593	247	3,840	3,201	187	3,388
Holding company net borrowings	1,965	293	2,258	2,117	247	2,364	2,001	187	2,188
Core structural borrowings - Prudential
Capitalnote (iii)	250	-	250	250	-	250	250	-	250
Core structural borrowings - Jackson	159	26	185	155	17	172	160	17	177
Net core structural borrowings of
shareholder-financed operations	2,374	319	2,693	2,522	264	2,786	2,411	204	2,615
* Including central finance subsidiaries.

Notes
(i)	EEV basis holding company borrowings comprise:
		30 Jun 2012	30 Jun 2011	31 Dec 2011
		£m	£m	£m
	Perpetual subordinated capital securities (Innovative Tier 1)	1,855	1,837	1,813
	Subordinated debt (Lower Tier 2)	970	1,416	949
	Senior debt	655	587	626
		3,480	3,840	3,388

In accordance with the EEV Principles, core borrowings are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the market value adjustment above.

(ii) The movement in the mark to market value adjustment represents:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
Mark to market movement in balance sheet:	£m	£m	£m
Beginning of period	204	190	190
Charge reflected in:
Income statement	113	74	14
Foreign exchange effects	2	-	-
End of period	319	264	204

(iii)	The core structural borrowing by Prudential Capital of £250 million represents a bank loan made in two tranches: £135 million maturing in June 2014 and £115 million maturing in December 2012.

11 Reconciliation of movement in shareholders' equity (excluding non-controlling interests)

	Half Year 2012
	Long-term business operations
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Other operations	Group total

	£m	£m	£m	£m	£m	£m
Operating profit (based on longer-term
investment returns)
Long-term business:
New businessnote 2	547	442	152	1,141	-	1,141
Business in forcenote 3	325	363	338	1,026	-	1,026
	872	805	490	2,167	-	2,167
Asia development expenses	(3)	-	-	(3)	-	(3)
UK general insurance commission	-	-	-	-	17	17
M&G	-	-	-	-	199	199
Eastspring Investments	-	-	-	-	34	34
US broker-dealer and asset management	-	-	-	-	17	17
Other income and expenditure	-	-	-	-	(285)	(285)
Solvency II implementation costs	-	(1)	(4)	(5)	(24)	(29)
Restructuring costs	-	-	(8)	(8)	-	(8)
Operating profit based on longer-term
investment returns	869	804	478	2,151	(42)	2,109
Short-term fluctuations in investment returnsnote 5	216	(62)	25	179	46	225
Mark to market value movements on core borrowingsnote 10	-	(9)	-	(9)	(104)	(113)
Shareholders' share of actuarial and other gains and
losses on defined benefit pension schemesnote 6	-	-	10	10	93	103
Effect of changes in economic assumptionsnote 7	(254)	(79)	(38)	(371)	-	(371)
Gain on dilution of Group holdingsnote 4	-	-	-	-	42	42
Profit before tax (including actual investment returns)	831	654	475	1,960	35	1,995

Tax (charge) credit attributable to shareholders' profit:note 12
Tax on operating profit	(197)	(240)	(116)	(553)	(17)	(570)
Tax on short-term fluctuations in investment returns	(38)	12	(8)	(34)	(15)	(49)
Tax on shareholders' share of actuarial and other
gains and losses on defined benefit pension schemes	-	-	(2)	(2)	(23)	(25)
Tax on effect of changes in economic assumptions	53	28	9	90	-	90
Total tax charge	(182)	(200)	(117)	(499)	(55)	(554)
Profit (loss) for the period	649	454	358	1,461	(20)	1,441
Other movements
Exchange movements on foreign operations
and net investment hedges:note (i)
Exchange movements arising during the period	(85)	(46)	-	(131)	7	(124)
Related tax	-	-	-	-	(1)	(1)
Intra-group dividends (including statutory transfers)note (iii)	(220)	(254)	(110)	(584)	584	-
External dividends	-	-	-	-	(440)	(440)
Reserve movements in respect of share-based payments	-	-	-	-	52	52
Other transfersnote (iv)	(5)	3	(10)	(12)	12	-
Movement in own shares held in respect of share-
based payment plans	-	-	-	-	5	5
Movement in Prudential plc shares purchased by
unit trusts consolidated under IFRS	-	-	-	-	3	3
New share capital subscribed	-	-	-	-	14	14
Mark to market value movements on Jackson assets
backing surplus and required capital:
Mark to market value movements arising during the period	-	28	-	28	-	28
Related tax	-	(10)	-	(10)	-	(10)
Net increase in shareholders' equity	339	175	238	752	216	968
Shareholders' equity at 1 January 2012 notes (ii) and 8	8,510	5,082	6,058	19,650	(13)	19,637
Shareholders' equity at 30 June 2012notes (ii) and 8	8,849	5,257	6,296	20,402	203	20,605

Notes
(i)
Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 30 June 2012 and 31 December 2011 exchange rates as applied to shareholders' equity at 1 January 2012 and the difference between 30 June 2012 and average rates for the six months ended 30 June 2012.

(ii)	For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 8) is included in Other operations.

(iii)
Intra-group dividends (including statutory transfers) represent dividends that have been declared in the period and amounts accrued in respect of statutory transfers. For long-term business operations, the difference between the amount of £584 million for intra-group dividends (including statutory transfers) shown above and the net cash flows to parent company of £647 million (as shown in note 9) primarily relates to timing differences arising on statutory transfers, intra-group loans and other non-cash items.

(iv)                       Other transfers from long-term business operations to Other operations in half year 2012 represent:

				Total long-term business operations
			UK insurance operations
	Asia operations	US operations

	£m	£m	£m	£m
Adjustment for net of tax asset management projected profits of covered
insurance business	(8)	(2)	(13)	(23)
Other adjustments	3	5	3	11
	(5)	3	(10)	(12)

12 Tax attributable to shareholders' profit

The tax charge comprises:
	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Tax charge on operating profit based on longer-term investment returns:
Long-term business:
Asia operationsnote	197	160	402
US operations	240	284	487
UK insurance operationsnote	116	144	221
	553	588	1,110
Other operations	17	(2)	(66)
Total tax charge on operating profit based on longer-term investment returns	570	586	1,044
Tax credit on items not included in operating profit:
Tax charge (credit) on short-term fluctuations in investment returns	49	22	(210)
Tax charge (credit) on shareholders' share of actuarial and other gains and losses on defined
benefit pension schemes	25	(1)	6
Tax credit on effect of changes in economic assumptions	(90)	(35)	(64)
Total tax credit on items not included in operating profit	(16)	(14)	(268)
Tax charge on profit attributable to shareholders (including
tax on actual investment returns)	554	572	776

Note
Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

13 Earnings per share (EPS)

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Operating EPS:
Operating profit before tax	2,109	2,147	3,978
Tax	(570)	(586)	(1,044)
Non-controlling interests	-	(2)	(4)
Operating profit after tax and non-controlling interests	1,539	1,559	2,930
Operating EPS (pence)	60.7 p	61.5 p	115.7 p
Total EPS:
Profit before tax	1,995	1,843	2,922
Tax	(554)	(572)	(776)
Non-controlling interests	-	(2)	(4)
Total profit after tax and non-controlling interests	1,441	1,269	2,142
Total EPS (pence)	56.8 p	50.1 p	84.6 p
Average number of shares (millions)	2,536	2,533	2,533

14 Reconciliation of net worth and value of in-force for long-term businessnote(i)

	Half year 2012
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	Surplus	capital	worth	business	operations
	note 9			note (v)
	£m	£m	£m	£m	£m
Group

Shareholders' equity at 1 January 2012	2,839	3,447	6,286	13,364	19,650
New business contributionnotes (iii), (iv)	(364)	243	(121)	939	818
Existing business - transfer to net worth	1,028	(163)	865	(865)	-
Expected return on existing business	52	42	94	475	569
Changes in operating assumptions and experience variances	132	16	148	63	211
Changes in non-operating assumptions and experience variances	(203)	59	(144)	7	(137)
Profit after tax from long-term business	645	197	842	619	1,461
Exchange movements on foreign operations and net investment hedges	(20)	(21)	(41)	(90)	(131)
Intra-group dividends (including statutory transfers)note (ii)	(692)	-	(692)	108	(584)
Mark to market value movements on Jackson
assets backing surplus and required capital	18	-	18	-	18
Other transfers from net worth	(12)	-	(12)	-	(12)
Shareholders' equity at 30 June 2012	2,778	3,623	6,401	14,001	20,402

Representing:
Asia operations
Shareholders' equity at 1 January 2012	1,067	860	1,927	6,583	8,510
New business contributionnote (iv)	(162)	48	(114)	528	414
Existing business - transfer to net worth	315	(1)	314	(314)	-
Expected return on existing business	29	-	29	224	253
Changes in operating assumptions and experience variances	1	17	18	(13)	5
Changes in non-operating assumptions and experience variances	80	16	96	(119)	(23)
Profit after tax from long-term business	263	80	343	306	649
Exchange movements on foreign operations and net investment hedges	(10)	(8)	(18)	(67)	(85)
Intra-group dividends (including statutory transfers)note (ii)	(257)	-	(257)	37	(220)
Other transfers from net worth	(5)	-	(5)	-	(5)
Shareholders' equity at 30 June 2012	1,058	932	1,990	6,859	8,849

US operations
Shareholders' equity at 1 January 2012	1,220	1,371	2,591	2,491	5,082
New business contributionnote (iv)	(180)	151	(29)	317	288
Existing business - transfer to net worth	452	(125)	327	(327)	-
Expected return on existing business	20	23	43	86	129
Changes in operating assumptions and experience variances	117	-	117	30	147
Changes in non-operating assumptions and experience variances	(168)	-	(168)	58	(110)
Profit after tax from long-term business	241	49	290	164	454
Exchange movements on foreign operations and net investment hedges	(10)	(13)	(23)	(23)	(46)
Intra-group dividends (including statutory transfers)	(254)	-	(254)	-	(254)
Mark to market value movements on Jackson assets backing
surplus and required capital	18	-	18	-	18
Other transfers from net worth	3	-	3	-	3
Shareholders' equity at 30 June 2012	1,218	1,407	2,625	2,632	5,257

UK insurance operations
Shareholders' equity at 1 January 2012	552	1,216	1,768	4,290	6,058
New business contributionnote (iv)	(22)	44	22	94	116
Existing business - transfer to net worth	261	(37)	224	(224)	-
Expected return on existing business	3	19	22	165	187
Changes in operating assumptions and experience variances	14	(1)	13	46	59
Changes in non-operating assumptions and experience variances	(115)	43	(72)	68	(4)
Profit after tax from long-term business	141	68	209	149	358
Intra-group dividends (including statutory transfers)note (ii)	(181)	-	(181)	71	(110)
Other transfers from net worth	(10)	-	(10)	-	(10)
Shareholders' equity at 30 June 2012	502	1,284	1,786	4,510	6,296

Notes
(i)      All figures are shown net of tax.
(ii)
The amounts shown in respect of free surplus and the value of in-force business for Asia and UK insurance operations for intra-group dividends (including statutory transfers) include the repayment of contingent loan funding. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(iii)    The movements arising from new business contribution are as follows:

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Free surplus invested in new business	(364)	(297)	(553)
Increase in required capital	243	212	406
Reduction in total net worth	(121)	(85)	(147)
Increase in the value associated with new business	939	841	1,683
Total post-tax new business contribution	818	756	1,536

(iv) Free surplus invested in new business is as follows:
	Half year 2012
	Asia operations	US operations	UK insurance operations	Total long-term business operations
	£m	£m	£m	£m
Pre-tax new business contributionnote 2	547	442	152	1,141
Tax	(133)	(154)	(36)	(323)
Post-tax new business contribution	414	288	116	818
Free surplus invested in new business	(162)	(180)	(22)	(364)
Post-tax new business contribution per £1 million free surplus
invested	2.6	1.6	5.3	2.2

	Half year 2011
	Asia operations	US operations	UK insurance operations	Total long-term business operations
	£m	£m	£m	£m
Pre-tax new business contributionnote 2	465	458	146	1,069
Tax	(115)	(160)	(38)	(313)
Post-tax new business contribution	350	298	108	756
Free surplus invested in new business	(129)	(135)	(33)	(297)
Post-tax new business contribution per £1 million free surplus
invested	2.7	2.2	3.3	2.5

	Full year 2011
	Asia operations	US operations	UK insurance operations	Total long-term business operations
	£m	£m	£m	£m
Pre-tax new business contributionnote 2	1,076	815	260	2,151
Tax	(265)	(285)	(65)	(615)
Post-tax new business contribution	811	530	195	1,536
Free surplus invested in new business	(297)	(202)	(54)	(553)
Post-tax new business contribution per £1 million free surplus
invested	2.7	2.6	3.6	2.8

(v)	The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:

	Half year 2012
	Asia operations	US operations	UK insurance operations	Total long-term business operations
	£m	£m	£m	£m
Value of in-force business before deduction of cost of capital and of
guarantees	7,270	3,460	4,806	15,536
Cost of capital	(383)	(139)	(240)	(762)
Cost of time value of guaranteesnote (vi)	(28)	(689)	(56)	(773)
Net value of in-force business	6,859	2,632	4,510	14,001

	Half year 2011
	Asia operations	US operations	UK insurance operations	Total long-term business operations
	£m	£m	£m	£m
Value of in-force business before deduction of cost of capital and of
guarantees	6,285	2,851	4,681	13,817
Cost of capital	(340)	(181)	(238)	(759)
Cost of time value of guaranteesnote (vi)	(15)	(309)	(78)	(402)
Net value of in-force business	5,930	2,361	4,365	12,656

	Full year 2011
	Asia operations	US operations	UK insurance operations	Total long-term business operations
	£m	£m	£m	£m
Value of in-force business before deduction of cost of capital and of
guarantees	6,922	3,222	4,598	14,742
Cost of capital	(317)	(135)	(241)	(693)
Cost of time value of guarantees	(22)	(596)	(67)	(685)
Net value of in-force business	6,583	2,491	4,290	13,364

(vi)
The change in the cost of time value of guarantees for US operations from £309 million in half year 2011 to £689 million in half year 2012 primarily relates to variable annuity business, mainly arising from the new business written in the second half of 2011 and first half of 2012, together with the effect of the reduction in the expected long-term rate of return for US equities of 1.5 per cent between half year 2011 and half year 2012, driven by the decrease in US 10-year treasury bond rate (as shown in note 16(ii)).

15 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the embedded value as at 30 June 2012 (31 December 2011) and the new business contribution after the effect of required capital for half year 2012 and full year 2011 to:

• 1 per cent increase in the discount rates;
•  1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• 1 per cent rise in equity and property yields;
• 10 per cent fall in market value of equity and property assets (embedded value only);
• holding company statutory minimum capital (by contrast to required capital), (embedded value only);
• 5 basis point increase in UK long-term expected defaults; and
• 10 basis point increase in the liquidity premium for UK shareholder-backed annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business profit
	Half year 2012
				Total
			UK	long-term
	Asia	US	insurance	business
	operations	operations	operations	operations
	£m	£m	£m	£m

New business profit for half year 2012note 2	547	442	152	1,141
Discount rates - 1% increase	(67)	(22)	(19)	(108)
Interest rates - 1% increase	18	56	2	76
Interest rates - 1% decrease	(68)	(91)	(3)	(162)
Equity/property yields - 1% rise	24	56	6	86
Long-term expected defaults - 5 bps increase	-	-	(5)	(5)
Liquidity premium - 10 bps increase	-	-	10	10

	Full year 2011
				Total
			UK	long-term
	Asia	US	insurance	business
	operations	operations	operations	operations
	£m	£m	£m	£m

New business profit for full year 2011note 2	1,076	815	260	2,151
Discount rates - 1% increase	(139)	(45)	(36)	(220)
Interest rates - 1% increase	2	81	5	88
Interest rates - 1% decrease	(72)	(117)	(6)	(195)
Equity/property yields - 1% rise	50	92	11	153
Long-term expected defaults - 5 bps increase	-	-	(8)	(8)
Liquidity premium - 10 bps increase	-	-	16	16

Embedded value of long-term business operations
	Half year 2012
				Total
			UK	long-term
	Asia	US	insurance	business
	operations	operations	operations	operations
	£m	£m	£m	£m

30 June 2012note 11	8,849	5,257	6,296	20,402
Discount rates - 1% increase	(801)	(145)	(456)	(1,402)
Interest rates - 1% increase	(353)	(16)	(296)	(665)
Interest rates - 1% decrease	192	(14)	339	517
Equity/property yields - 1% rise	348	220	200	768
Equity/property market values - 10% fall	(175)	48	(322)	(449)
Statutory minimum capital	118	95	4	217
Long-term expected defaults - 5 bps increase	-	-	(104)	(104)
Liquidity premium - 10 bps increase	-	-	208	208

	Full year 2011
				Total
			UK	long-term
	Asia	US	insurance	business
	operations	operations	operations	operations
	£m	£m	£m	£m

31 December 2011note 11	8,510	5,082	6,058	19,650
Discount rates - 1% increase	(771)	(147)	(443)	(1,361)
Interest rates - 1% increase	(376)	(106)	(343)	(825)
Interest rates - 1% decrease	253	58	400	711
Equity/property yields - 1% rise	329	185	205	719
Equity/property market values - 10% fall	(159)	16	(326)	(469)
Statutory minimum capital	114	92	4	210
Long-term expected defaults - 5 bps increase	-	-	(98)	(98)
Liquidity premium - 10 bps increase	-	-	196	196

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and, to the extent that asset value changes are included in the sensitivities, within short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity would also be affected by changes in interest rates.

(b) Effect of proposed changes in UK corporation tax rates
The half year 2012 results include the effect of the change in the UK corporation tax rate that has been enacted to revise the rate to 24 per cent from 1 April 2012 as described in note 3(iv)(b). Additionally, the reduction in the UK corporation tax rate to 23 per cent from 1 April 2013 was enacted on 17 July 2012 in the 2012 Finance Act, the impact of which would be an increase in the net of tax value of in-force business of UK insurance operations at 30 June 2012 by around £30 million.

The subsequent proposed rate change to 22 per cent announced on 21 March 2012 in the 2012 Budget, which is expected to be effective 1 April 2014, would have the impact of increasing the net of tax value of in-force business of UK insurance operations at 30 June 2012 by around a further £30 million.

(c) Effect of changes to UK life tax regime
The half year 2012 results have been prepared on the basis of the UK tax regime which applied at 30 June 2012. Changes to the UK life insurance tax regime were enacted on 17 July 2012 and will be effective 1 January 2013. If the half year 2012 EEV results had been prepared on the basis of the new tax rules, the net of tax value of in-force business of UK insurance operations at
30 June 2012 would have been lower by around £40 million.

16 Assumptions

Deterministic assumptions
The tables below summarise the principal financial assumptions:

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

(i) Asia operationsnotes (a),(b),(d)

	30 Jun 2012%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (b),(d)					notes (c),(d)		note (d)
Risk discount rate:
New business	9.9	3.7	13.35	11.15	-	7.05	6.3	12.4	3.9	4.9	10.3	17.0
In force	9.9	3.5	13.35	11.15	4.6	7.1	6.4	12.4	4.6	5.0	10.3	17.0
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	0.0	3.0	2.5	4.0	2.0	1.0	3.0	5.5
Government bond
yield	3.4	1.7	8.35	6.25	0.8	3.65	3.5	5.6	1.6	1.2	3.5	10.3

	30 Jun 2011%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (b),(d)					notes (c),(d)		note (d)
Risk discount rate:
New business	10.4	5.0	13.5	12.9	-	7.8	7.1	13.6	4.8	5.3	10.7	19.7
In force	10.4	4.9	13.5	12.9	4.9	7.8	7.2	13.6	5.7	5.25	10.7	19.7
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	0.0	3.0	2.5	4.0	2.0	1.0	3.0	6.5
Government bond
yield	3.9	3.2	8.5	7.7	1.1	4.3	4.0	6.9	2.3	1.6	3.9	12.9

	31 Dec 2011%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (b),(d)					notes (c),(d)		note (d)
Risk discount rate:
New business	10.0	3.85	13.75	11.15	-	7.1	6.4	12.2	3.9	5.0	10.1	19.6
In force	10.0	3.7	13.75	11.15	4.7	7.1	6.5	12.2	4.65	5.0	10.1	19.6
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	0.0	3.0	2.5	4.0	2.0	1.0	3.0	6.5
Government bond
yield	3.5	1.9	8.75	6.1	1.0	3.8	3.7	5.4	1.6	1.3	3.3	12.9

								Asia Total %
								30 Jun 2012	30 Jun 2011		31 Dec 2011
Weighted risk discount rate:note (a)
New business								7.5	8.2		7.4
In force								6.6	7.9		6.9

Equity risk premiums in Asia range from 3.25 to 8.7 per cent for all periods throughout these results.

Notes
(a)
The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result and the closing value of in-force business. The risk discount rates for individual Asia territories reflect the movement in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b)
For Hong Kong the assumptions are shown for US dollar denominated business which comprises the largest proportion of the in-force business. For other territories, the assumptions are for local currency denominated business which reflects the largest proportion of the in-force business.

(c)	The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.

(d)	The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	%	%	%
Hong Kong	5.7	7.2	5.9
Malaysia	9.5	10.0	9.7
Singapore	7.7	8.35	7.7

(ii) US operations
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	%	%	%
Assumed new business spread margins:note (d)
Fixed Annuity business* note (a)	1.40**	1.9	1.75**
Fixed Index Annuity businessnote (b)	1.75**	2.5	2.25
Institutional business	1.25	-	1.0

Risk discount rate:note (e)
Variable annuity	6.5	7.8	6.7
Non-variable annuity	4.4	5.5	4.6
Weighted average total:note (c)
New business	6.3	7.7	6.5
In force	5.7	7.0	6.0
US 10-year treasury bond rate at end of period	1.7	3.2	1.9
Pre-tax expected long-term nominal rate of return for US equities	5.7	7.2	5.9
Equity risk premium	4.0	4.0	4.0
Expected long-term rate of inflation	2.1	2.5	2.0

*    including the proportion of variable annuity business invested in the general account

**  grading up 25 basis points to the long-term assumption over five years

Notes
(a)
For new business issuances from full year 2011, the assumed spread margin for fixed annuity business and for the proportion of variable annuity business and invested in the general account is assumed to grade over five years. For new business issuances in half year 2011 the assumed spread margin for this business applies from inception.

(b)
For fixed index annuity new business issuances in half year 2012 the assumed spread margin grades to the long-term assumption over five years. For new business issuances in half year and full year 2011 the assumed spread margin for this business applies from inception.

(c)
The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The decrease in the weighted average risk discount rates from half year 2011 to half year 2012 primarily reflects the decrease in the US 10-year Treasury bond rate of 150 basis points, partly offset by the effect of the increase in additional allowance for credit risk (as described in note (d) below) and the impact of the increase in allowance for market risk.

(d)	Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The yield also reflects an allowance for a risk margin reserve which for half year 2012 is 27 basis points (half year 2011: 25 basis points; full year 2011: 27 basis points) for long-term defaults (as described in note 1(b)(iii)), which represents the allowance as at the valuation date applied in the cash flow projections of the value of the in-force business.

 In the event that long-term default levels are higher, then unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

(e)
For US operations, the risk discount rates shown above include an additional allowance for a combination of credit risk premium and short-term downgrade and default allowance for general account business of 200 basis points (half year 2011: 150 basis points; full year 2011: 200 basis points) and for variable annuity business of 40 basis points (half year 2011: 30 basis points; full year 2011: 40 basis points) to reflect the fact that a proportion of the variable annuity business is allocated to the general account (as described in note 1(b)(iii)).

(iii) UK insurance operations
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	%	%	%
Shareholder-backed annuity business:note (d)
Risk discount rate:
New businessnote (a)	7.3	7.35	7.7
In forcenote (b)	8.4	9.9	8.6
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:
New business:
Fixed annuities	4.6	5.2	4.95
Inflation-linked annuities	4.2	5.0	4.4
In force:note (b)
Fixed annuities	4.3	5.1	4.5
Inflation-linked annuities	4.0	5.4	4.1
Other business:note (d)
Risk discount rate:note (c)
New business	5.2	7.0	5.3
In force	5.45	7.1	5.65
Equity risk premium	4.0	4.0	4.0
Pre-tax expected long-term nominal rates of investment return:
UK equities	6.3	8.0	6.5
Overseas equities	5.7 to 9.7	7.2 to 10.1	5.9 to 9.9
Property	5.05	6.8	5.2
Gilts	2.3	4.0	2.5
Corporate bonds	3.9	5.6	4.0
Expected long-term rate of inflation	2.8	3.7	3.0
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	5.0	6.6	5.1
Life business	4.3	5.8	4.4

Notes
(a)
 The new business risk discount rate for shareholder-backed annuity business incorporates an allowance for best estimate defaults and additional credit risk provisions, appropriate to the new business assets, over the projected lifetime of this business. These additional provisions comprise of a credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults. The decrease in the new business risk discount rate from full year 2011 to half year 2012 reflects changes in the profile of the release of these additional credit risk provisions over the lifetime of the business.

(b)
 For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields.

(c)	The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.
(d)	Credit spread treatment
For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk for the in-force business at 30 June 2012 is made up of:

(1)  16 basis points for fixed annuities and 15 basis points for inflation-linked annuities in respect of long-term expected defaults. This is derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard and Poor's and Fitch.

(2)  51 basis points for fixed annuities and 49 basis points for inflation-linked annuities in respect of additional provisions which comprise a credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults.

The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as  follows:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
New business*	(bps)	(bps)	(bps)
Bond spread over swap rates	163	130	139
Total credit risk allowance**	33	36	35
Liquidity premium	130	94	104

	30 Jun 2012	30 Jun 2011	31 Dec 2011
In-force business	(bps)	(bps)	(bps)
Bond spread over swap rates	191	151	201
Credit risk allowance:
Long-term expected defaults	16	16	15
Additional provisions	50	51	51
Total credit risk allowance**	66	67	66
Liquidity premium	125	84	135

* The new business liquidity premium is based on the weighted average of the point of sale liquidity premium.

** Specific assets are allocated to the new business for the period with the appropriate allowance for credit risk which was 33 basis points (half year 2011: 36 basis points; full year 2011: 35 basis points). The reduced allowance for new business in comparison to that for the in-force book reflects the assets held and other factors that influence the necessary level of provision.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

(iv)    Asia operations

•   The same asset return models as described for UK insurance operations below, appropriately calibrated, have been used for Asia operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset;

• The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations;

•   The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 0.9 per cent to 2.4 per cent all periods throughout these results.

(v)     US operations (Jackson)
• Interest rates are projected using a log-normal generator calibrated to historical US Treasury yield curves;
• Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•   Variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19 per cent to 32 per cent for all periods throughout these results, depending on the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent (half year 2011: 2.0 per cent to 2.4 per cent; full year 2011: 2.1 per cent to 2.4 per cent).

(vi) UK insurance operations
• Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
• The risk premium on equity assets is assumed to follow a log-normal distribution;
• The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•   Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a risk-free bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied for each period are as follows:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	%	%	%
Equities:
UK	20	18	20
Overseas	18	18	18
Property	15	15	15

(vii) Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

(viii) Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan) and India (where regulatory changes have affected the development of the book of business), expense overruns are permitted, provided these are short-lived.

For Asia life operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure comprises:
•      Expenditure for group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

•      Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations, and is charged as incurred. These costs are primarily for corporate related activities and included within corporate expenditure.

(ix) Taxation and other legislation
Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and substantively enacted in the period.

The sensitivity of the embedded value as at 30 June 2012 to the effect of the forthcoming changes in UK corporate tax rates and the UK life insurance tax regime are shown in notes 15(b) and (c).

17 Other developments

Acquisition of Reassure America Life Insurance Company ('REALIC')
On 30 May 2012, Jackson National Life Insurance Company (JNLI), an indirect wholly-owned subsidiary of Prudential plc,entered into an agreement to buy SRLC America Holding Corp. (SRLC), a life insurance business, from Swiss Re. The primary operating subsidiary of SRLC is REALIC. Swiss Re will retain a portion of the SRLC business through reinsurance arrangements to be undertaken prior to closing. JNLI will pay US$621 million (£398 million) in cash for the business financed from its own resources. The price is subject to adjustment to reflect the actual value of SRLC according to its balance sheet at closing. The transaction is subject to regulatory approval and is expected to close in the third quarter of 2012.

Consistent with the £398 million purchase price, it is estimated that the embedded value of the acquired business at 30 June 2012 will be £865 million before taking into account future cost and capital synergies (net of implementation costs), which are expected to further enhance the value of the acquired business. The estimated embedded value at acquisition will change to reflect any purchase price adjustment, which is not expected to exceed £60 million.

Total insurance and new investment products new businessnotes (i),(v)

	Single			Regular			Annual premium and contribution equivalents (APE)			Present value of new business premiums (PVNBP)
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	2012	2011	2011	2012	2011	2011	2012	2011	2011	2012	2011	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group insurance
operations
Asia	669	744	1,456	832	668	1,514	899	743	1,660	4,725	3,939	8,910
US	7,119	6,615	12,562	8	10	19	719	672	1,275	7,180	6,689	12,720
UK	2,960	2,520	4,871	116	157	259	412	409	746	3,495	3,264	6,111
Group total	10,748	9,879	18,889	956	835	1,792	2,030	1,824	3,681	15,400	13,892	27,741
Asia insurance
operations
Hong Kong	43	76	180	173	143	313	177	151	331	998	883	2,023
Indonesia	159	85	250	190	150	338	206	158	363	831	573	1,435
Malaysia	46	42	79	93	87	215	98	91	223	609	526	1,225
Philippines	89	49	95	12	9	20	21	14	30	123	73	153
Singapore	164	173	371	125	86	198	141	103	235	1,029	778	1,855
Thailand	6	5	11	19	10	26	19	11	27	71	42	102
Vietnam	-	-	1	18	19	42	18	19	42	63	65	143
SE Asia operations inc. Hong Kong	507	430	987	630	504	1,152	680	547	1,251	3,724	2,940	6,936
Chinanote (iii)	17	35	46	32	31	54	33	35	59	156	173	294
Korea	15	44	71	43	51	94	45	55	101	235	292	542
Taiwan	86	127	217	79	46	126	88	59	148	380	285	672
Indianote (iv)	44	108	135	48	36	88	53	47	101	230	249	466
Total Asia operations	669	744	1,456	832	668	1,514	899	743	1,660	4,725	3,939	8,910
US insurance
operations
Fixed annuities	312	229	472	-	-	-	31	23	47	312	229	472
Fixed index annuities	503	415	934	-	-	-	50	42	93	503	415	934
Life	4	6	10	8	10	19	8	11	20	65	80	168
Variable annuities	6,114	5,892	10,909	-	-	-	611	589	1,091	6,114	5,892	10,909
Wholesale	186	73	237	-	-	-	19	7	24	186	73	237
Total US insurance
operations	7,119	6,615	12,562	8	10	19	719	672	1,275	7,180	6,689	12,720
UK and Europe
insurance operations
Direct and partnership
annuities	139	184	328	-	-	-	14	18	33	139	184	328
Intermediated annuities	249	117	241	-	-	-	25	12	24	249	117	241
Internal vesting
annuities	657	561	1,223	-	-	-	66	56	122	657	561	1,223
Total individual annuities	1,045	862	1,792	-	-	-	105	86	179	1,045	862	1,792
Corporate pensions	134	121	184	91	135	215	104	147	233	551	750	1,224
Onshore bonds	1,060	835	1,779	-	-	-	106	84	178	1,060	836	1,781
Other products	449	421	780	25	22	44	70	64	122	567	535	978
Wholesalenote (vi)	272	281	336	-	-	-	27	28	34	272	281	336
Total UK and Europe
insurance operations	2,960	2,520	4,871	116	157	259	412	409	746	3,495	3,264	6,111
Group Total	10,748	9,879	18,889	956	835	1,792	2,030	1,824	3,681	15,400	13,892	27,741

Investment products - funds under management notes (ii), (v), (vii), (viii)

	2012 Half year £m
	1 Jan 2012	Changes to Group holdings	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2012
		note (viii)
Eastspring Investments	15,036	-	3,787	(3,361)	99	15,561
M&G	91,948	(3,783)	14,701	(9,760)	1,537	94,643
Group total	106,984	(3,783)	18,488	(13,121)	1,636	110,204

	2011 Half year £m
	1 Jan 2011	Changes to Group holdings	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2011
		note (viii)
Eastspring Investments	18,165	-	4,278	(4,290)	(1,602)	16,551
M&G	89,326	-	13,390	(10,468)	1,102	93,350
Group total	107,491	-	17,668	(14,758)	(500)	109,901

Notes
(i)
The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

 Annual Premium Equivalents (APE) are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts and are subject to roundings. The Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.  New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

 The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

(ii)
Investment products referred to in the tables for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(iii)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(iv)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(v)
New business and market gross inflows and redemptions have been translated at an average exchange rate for the period applicable. Funds under management at points in time are translated at the exchange rate applicable to those dates.

(vi)
UK wholesale sales for half year 2012 include amounts for a small number of bulk annuity buy-in insurance agreements with an APE of £27 million (half year 2011: £28 million; full year 2011: £33 million).

(vii)
Investment flows for the half year exclude Eastspring Money Market Funds gross inflows of £25,355 million (half year 2011: £35,199 million) and net inflows of £103 million (half year 2011: net outflows of £383 million).

(viii)
From 1 January 2012, Prudential Portfolio Managers South Africa (Pty) Limited is no longer a subsidiary of M&G following the restructuring transaction whereby M&G's ownership has been diluted as explained in note 4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 August 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat